Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy
ViryaNet	ViryaNet
508-490-8600, ext 3038	508-490-8600, ext 3090
albert.gabrielli@viryanet.com	jack.mcavoy@viryanet.com

ViryaNet Signs an Agreement for a Private Placement

$1.76 Million to be Raised From Financial Investors

Southborough, Mass. — October 30, 2003 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced that it has signed a definitive agreement for a private placement of the Company’s Ordinary Shares with a large U.S. financial institution and a group of private investors. The closing of the investment is subject to certain closing conditions.

Under the terms of the agreement, ViryaNet will issue 517,322 Ordinary Shares at a price of $3.406 per share. The price per share was determined to be the average of the closing price of ViryaNet’s shares in the 25 trading days preceding today’s signing of the agreement. The investors will also receive warrants to purchase 129,330 Ordinary Shares of ViryaNet at an exercise price of $4.70 per share. The exercise price per share of the warrants was determined to be the closing price of ViryaNet’s shares on the day prior to the signing of the agreement. The funds, when received, will be used for general corporate purposes, to strengthen the Company’s liquidity and financial flexibility, and to support future growth opportunities.

When issued, the Ordinary Shares will not be registered under the Securities Act of 1933, and may not be subsequently offered or sold by the investors without registration or an applicable exemption from the registration requirements. ViryaNet has agreed to file a registration statement with the SEC covering the resale of the Ordinary Shares from this transaction within six months following the closing of the investment, subject to certain terms and conditions.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — the award-winning ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics and repairs management.

Customers in the utility, telecommunications, grocery and retail, high-technology manufacturing, HVAC, and other service industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated July 15, 2003, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-

looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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